FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☒	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.announcement of first quarterly report of 2008 of Huaneng Power International, Inc. (the "Registrant");

2.announcement of election of new sessions of Board of Directors and Supervisory Committee; and

3.supplemental notice and proxy form of Annual General Meeting of 2007;

each issued by the Registrant on April 22, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

First Quarterly Report of 2008Overseas Regulatory Announcement

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Li Xiaopeng (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the first quarterly report of 2008.

1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP)
(unaudited)

(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year (%)

Total Assets	120,382,523,706.00	122,139,350,408.00	-1.44
Owners’ equity (Shareholders’ equity)	45,668,833,921.00	46,119,679,303.00	-0.98
Net assets per share attributable to shareholders of the listed company	3.79	3.83	-1.04

	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)*

Net cash inflow from operating activities	1,801,798,409.00	-41.01
Net cash inflow from operating activities per share	0.15	-40.00

	Current reporting period	From the beginning of the year to the end of current reporting period	Variance from equivalent period of last year (%)*

Net profit attributable to shareholders of the listed company	241,943,192.00	241,943,192.00	-79.95
Basic earnings per share	0.02	0.02	-80.00
Basic earnings per share after deducting non-recurring items	0.02	0.02	-80.00
Diluted earnings per share	0.02	0.02	-80.00
Fully diluted return on net assets (%)	0.53	0.53	Decreased by 2.18 percent
Fully diluted return on net assets after deducting non-recurring items (%)	0.46	0.46	Decreased by 2.25 percent

*
The comparative consolidated profit and loss account and consolidated cash flow statement, and financial indicators relating to the comparative net profit, net cash inflow from operating activities have been restated.

2

Non-recurring items	Total amount from the beginning of the period to the end of current reporting period

Gains from disposal of non-current assets	31,579
Government grant recorded in profit and loss account, excluding government grant closely related to the Company’s business and calculated according to national unified standards	31,633,383
Other net non-operating gains excluding the items above	427,045
Tax impact on non-recurring items	-1,803,313
------------

Total	30,288,694
=============

Note:	All financial information and indicators relating to equity and profit described above are attributable to the ordinary shareholders of the Company.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 184,055, comprising 183,333 holders of A shares, 485 holders of H Shares and 237 ADR holders

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Provincial Construction Investment Company	602,769,172	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Horizon Asset Management, Inc.	336,130,200	H shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company	301,500,000	A shares
Kinetics Asset Management, Inc.	106,082,920	H shares
Nantong Investment Management Limited Company	90,500,000	A shares
Minxin Group Limited Company	72,000,000	A shares
PowerShares Capital Management LLC	44,827,720	H shares

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3	Significant Events

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☒	Applicable	☐	Not Applicable

1.	Mainly because of investing in construction projects and repaying the debts, the cash as at the end of the reporting period decreased by 55.86%, compared to the beginning of the reporting period.

2.	Mainly because of the increase in value of coal inventories, the inventories as at the end of the reporting period increased by 30.20% compared to the beginning of the reporting period.

3.	Mainly because of investing in construction projects, the construction materials as at the end of the reporting period increased by 40.27% compared to the beginning of the reporting period.

4.	The notes payable as at the end of the reporting period were reduced by 100% to zero, as all notes payable were due and settled accordingly as at balance sheet date.

5.
Mainly due to the fact that the Company and its subsidiaries made tax payments during the reporting period, taxes payable as at the end of the reporting period were reduced by 37.73% compared to the beginning of the reporting period.

6.
Mainly due to the fact that the debt increased as a result of the expansion of the scale of the Company and its subsidiaries, interest payable as at the end of the reporting period increased by 59.02% compared to the beginning of the reporting period.

7.	Mainly because of the expansion of the scale of the Company and its subsidiaries, the revenue for the reporting period increased by 20.23% compared to the same period last year.

8.
Mainly due to the increase of fuel prices as well as the expansion of the scale of the Company and its subsidiaries, operating costs for the reporting period increased by 36.14% compared to the same period last year.

9.
Mainly due to the cessation of capitalizing borrowing costs in relation to projects under construction upon completion of certain projects, the finance costs increased by 36.32% compared to the same period last year.

10.	The gain from changes in fair value decreased by 100% to zero. This was because the warrants of Yangtze Power, which were included under such account caption, had been fully exercised.

11.	Income tax for the reporting period was reduced by 57.58% compared to the same period last year. This was mainly due to the increase in coal prices and the decrease in operating profit.

12.	Mainly due to the rise of coal prices, the net profit attributable to the shareholders of the Company for the reporting period decreased by 79.95% compared to the same period last year.

13.
Profit attributable to the minority interests of the Company decreased by 110.63% compared to the same period last year. This was mainly due to the decrease in profitability with the subsidiaries of the Company.

3.2	The progress of significant events and their impact as well as the analysis and explanations for the solutions

☒	Applicable	☐	Not Applicable

On 25 March 2008, Huaneng Power International. Inc. and China Huaneng Group entered into the Letter of Intent between Huaneng Power International. Inc. and China Huaneng Group in respect of Transfer of the Shareholdings in SinoSing Power Pte Ltd. . Please refer to the announcement published by the Company on China Securities Post and Shanghai Securities Post on 26 March 2008 for details.

4

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☒	Applicable	☐	Not Applicable

Shareholding of the shareholders who are subject to non-disposal restrictions, and the details of the non-disposal restrictions

No.	Name of shareholders who are subject to non-disposal undertaking	Number of shares which are subject to non-disposal undertaking	Listing status of shares which are subject to non-disposal undertaking		Non-disposal restrictions
			Eligible listing time	Number of new listed shares
1	Huaneng International Power Development Corporation (“HIPDC”)	5,066,662,118	19 April 2011	5,066,662,118	The original non-circulating shares in the Company held by HIPDC are not allowed to be traded on the market within 60 months starting from 19 April 2006.
2.	China Huaneng Group (“Huaneng Group”)	1,055,124,549	19 April 2011	1,055,124,549	The original non-circulating shares in the Company held by Huaneng Group are not allowed to be traded on the market within 60 months starting from 19 April 2006.
3.	Hebei Provincial Construction Investment Company	230,828	19 April 2008	230,828
The original non-circulating shares in the Company held by Hebei Provincial Construction Investment Company are not allowed to be traded on the market or transferred within 24 months starting from 19 April 2006.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☐	Applicable	☒	Not Applicable

5

3.5	Investment in securities

☒	Applicable	☐	Not Applicable

No.	Stock code	Abbreviation	Shareholding at the end of the reporting period (10,000 shares)	Initial investment amount (RMB)	Book value at the end of the reporting period (RMB)	Book value at the begining of the reporting period (RMB)	Accounting treatment
1	600900	China Yangtze Power Co., Ltd.	17,170.65	1,098,869,597	2,412,476,325	3,346,559,685	Available-for- sales financial assets
	Total		—	1,098,869,597	2,412,476,325	3,346,559,685	—

For details of the unaudited balance sheet (PRC GAAP) as at 31 March 2008, consolidated unaudited profit and loss account (PRC GAAP) for the three months ended 31 March 2008 and the unaudited cash flow statement (PRC GAAP) for the three months ended 31 March 2008, please visit the Shanghai Stock Exchange’s website: www.sse.com.cn.

By Order of the Board Huaneng Power International, Inc. Li Xiaopeng Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)
Xia Donglin
(Independent Non-executive Director)
Liu Jipeng
(Independent Non-executive Director)
Wu Yusheng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
23 April 2008

6

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ELECTION OF NEW SESSIONS OF BOARD OF DIRECTORS
AND SUPERVISORY COMMITTEE

On 22 April 2008, the Board of Directors of the Company resolved to conduct the election of the new sessions of the Board of Directors and Supervisory Committee in the 2007 Annual General Meeting, which will be held on 13 May 2008.

On 22 April 2008, the Board of Directors of Huaneng Power International, Inc. (the “Company”, “HPI”) resolved to conduct the election of the new sessions of the Board of Directors and Supervisory Committee in the 2007 Annual General Meeting, which will be held on 13 May 2008. The biographies of the candidates are set out below:

Biographies of candidates of Directors

Mr. Li Xiaopeng

Li Xiaopeng, aged 48, is the Chairman of the Company and President of China Huaneng Group (“Huaneng Group”) as well as Chairman and President of Huaneng International Power Development Corporation (“HIPDC”). Mr. Li previously served as the Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. He graduated from the North China Institute of Electric Power specializing in power plants and power systems holding a bachelor’s degree. He is a senior engineer.

Mr. Li Xiaopeng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Li Xiaopeng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Li Xiaopeng was elected as director in the AGM, the Company and Mr. Li Xiaopeng will enter into a service agreement in relation to the appointment of Mr. Li Xiaopeng as director of the Company. Mr. Li Xiaopeng will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Li Xiaopeng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Yongda

Huang Yongda, aged 50, is the Vice Chairman of the Company, the Vice President of Huaneng Group and a Director of HIPDC. He previously served as the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation. He also concurrently served as the Vice President of HIPDC. Chairman of Xi’an Thermal Industrial Research Institute Limited Company and Huaneng Capital Services Limited Company and President of the Company. He graduated from China Renmin University, specializing in industrial financial accounting holding a Postgraduate Degree. He is a senior accountant.

Mr. Huang Yongda has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Huang Yongda does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Huang Yongda was elected as director in the AGM, the Company and Mr. Huang Yongda will enter into a service agreement in relation to the appointment of Mr. Huang Yongda as director of the Company. Mr. Huang Yongda will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Huang Yongda which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Long

Huang Long, aged 54, is the Vice Chairman of the Company, the Vice President of Huaneng Group, Director of HIPDC and Chairman of China Hua Neng Group Hong Kong Limited. He previously served as Deputy General Manager and General Manager of the International Co-operation Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

Mr. Huang Long has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Huang Long does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Huang Long was elected as director in the AGM, the Company and Mr. Huang Long will enter into a service agreement in relation to the appointment of Mr. Huang Long as director of the Company. Mr. Huang Long will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Huang Long which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Wu Dawei

Wu Dawei, aged 54, is the Director of the Company, Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch, President of Huaneng International East China Branch Company, Chairman of Huaneng Shanghai Combine-cycled Limited Company and Chairman of Huaneng Nanjing Jinling Power Generation Limited Company. He previously served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. He has obtained a Master of Business Administration degree from the Central Europe International Business School. He is a senior engineer.

Mr. Wu Dawei has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wu Dawei does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Wu Dawei was elected as director in the AGM, the Company and Mr. Wu Dawei will enter into a service agreement in relation to the appointment of Mr. Wu Dawei as director of the Company. Mr. Wu Dawei will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wu Dawei which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Guoyue

Liu Guoyue, aged 44, is the President of the Company, Director of Shanghai Times Navigation Transportation Limited Company, Director of Xian Thermal Research Institute Limited Company, Chairman of Hebei Hanfeng Power Generation Limited Liability Company, Huaneng Yushe Power Generation Limited Company, Chairman of Tianjin Huaneng Yangliuqing Thermal Limited Company, Chairman of Huaneng Pingliang Power Generation Limited Company and Vice Chairman of Shanxi International Power Guanghua Power Generation Limited Company. Mr. Liu Guoyue served as Deputy General Manager, Director of the Company, Deputy Manager (Deputy Director) and Manager (Director) of Huaneng Shijiazhuang Branch (Shang’an Power Plant) and Director of Huaneng Dezhou Power Plant. He graduated from Guanghua Management Institute Beijing University, with a master degree (EMBA) in business administration. He is a senior engineer.

Mr. Liu Guoyue has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Guoyue does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Liu Guoyue was elected as director in the AGM, the Company and Mr. Liu Guoyue will enter into a service agreement in relation to the appointment of Mr. Liu Guoyue as director of the Company. Mr. Liu Guoyue will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Guoyue which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Fan Xiaxia

Fan Xiaxia, aged 45, is the Vice President of the Company, Chairman of Hebei Huaneng Qinbei Power Generation Limited Company, Chairman of Huaneng Wuhan Power Generation Limited Company, Chairman of Huaneng Chongqing Luohuang Power Generation Limited Company and Chairman of Huaneng Hunan Yueyang Power Generation Limited Company. Mr. Fan Xiaxia previously served as Deputy Chief of General Administration Division of Engineering Department and Deputy Chief of Construction Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Construction Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Mr. Fan Xiaxia has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Fan Xiaxia does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Fan Xiaxia was elected as director in the AGM, the Company and Mr. Fan Xiaxia will enter into a service agreement in relation to the appointment of Mr. Fan Xiaxia as director of the Company. Mr. Fan Xiaxia will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Fan Xiaxia which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Shan Qunying

Shan Qunying, aged 54, is the Director of the Company and the Vice President of Hebei Provincial Construction Investment Company, Chairman of Hebei Provincial Natural Gas Limited Company, Chairman of Hebei Construction Investment Power Fuel Management Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company, Chairman of Hong Kong Yanshan Development Limited Company, Vice Chairman of Yanshan International Investment Limited Company and Director of Hebei Construction Investment New Energy Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

Mr. Shan Qunying has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Shan Qunying does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Shan Qunying was elected as director in the AGM, the Company and Mr. Shan Qunying will enter into a service agreement in relation to the appointment of Mr. Shan Qunying as director of the Company. Mr. Shan Qunying will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Shan Qunying which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Xu Zujian

Xu Zujian, aged 53, is the Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company, Director. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economist.

Mr. Xu Zujian has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Xu Zujian does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Xu Zujian was elected as director in the AGM, the Company and Mr. Xu Zujian will enter into a service agreement in relation to the appointment of Mr. Xu Zujian as director of the Company. Mr. Xu Zujian will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Xu Zujian which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the

Company.

Ms. Huang Mingyuan

Ms. Huang Mingyuan, aged 50, is the Vice President of Fujian Investment Enterprise Group Company, the President of Xiamen Fuda Photosensitive Materials Company Limited, a Director of Xiamen International Bank, Macau Luso International Bank and Guangfa Huafu Securities Company Limited. She had been the department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the secretary general of the Leading Committee for Market Reorganization and Restructuring and Order of Economy. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

Ms. Huang Mingyuan has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Huang Mingyuan does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Ms. Huang Mingyuan was elected as director in the AGM, the Company and Ms. Huang Mingyuan will enter into a service agreement in relation to the appointment of Ms. Huang Mingyuan as director of the Company. Ms. Huang Mingyuan will be entitled to director´s emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Huang Mingyuan which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Shuyuan

Liu Shuyuan, aged 57, is the Director of the Company, and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He previously served as the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman, and General Manager of Liaoning Energy Investment (Group) Limited Liability Company and Supervisor of the Company. He is a postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economist and senior operating manager.

Mr. Liu Shuyuan has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Shuyuan does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Liu Shuyuan was elected as director in the AGM, the Company and Mr. Liu Shuyuan will enter into a service agreement in relation to the appointment of Mr. Liu Shuyuan as director of the Company. Mr. Liu Shuyuan will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Shuyuan which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Jipeng

Liu Jipeng, aged 51, is the Independent Director of the Company, Professor and mentor of master candidates of Capital

Economic and Trade University, a professor and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law, Chairman of Beijing Standard Consulting Company Limited, independent director of Wanxiang Qianchao, Jiangzhong Pharmaceuticals. He was as the Chief of the Corporate Research Center of Capital Economic and Trade University, independent director of Haerbin Power, Hubei Cheqiao and Guodian Power. He graduated from the Economic Department of the graduate School of China Academy of Social Science with a master‘s degree in economics. He is a certified public accountant.

Mr. Liu Jipeng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Jipeng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Liu Jipeng was elected as an independent non-executive director in the AGM, the Company and Mr. Liu Jipeng will enter into a service agreement in relation to the appointment of Mr. Liu Jipeng as an independent non-executive director of the Company. Mr. Liu Jipeng will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Jipeng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Yu Ning

Yu Ning, aged 53, is the Independent Director of the Company, independent director of Industrial Fund Management Limited Company, Southern Science Park Development Limited Company, Guojin Securities Limited Company and the President of All China Lawyers Association. Mr. Yu Ning served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practising lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, mentor of master postgraduates at the Law School of Tsinghua University and independent director of Jiangsu Lianyungang Port Co. Ltd. (a company listed on the Shanghai Stock Exchange). He graduated from the law department of Peking University with a LLB degree in 1983 and obtained a LLM degree specializing in economic law from the law department of Beijing University in 1996. He is a qualified lawyer.

Mr. Yu Ning has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Yu Ning does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Yu Ning was elected as an independent non-executive director in the AGM, the Company and Mr. Yu Ning will enter into a service agreement in relation to the appointment of Mr. Yu Ning as an independent non-executive director of the Company. Mr. Yu Ning will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Yu Ning which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Shao Shiwei

Mr. Shao Shiwei, aged 62, is the Consultant of Huadong Grid Network Company, the Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. (a company listed on the Shanghai Stock Exchange). He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company, Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve

Company Limited, the President and General Manager of Huadong Grid Network Company. He graduated from the Central Communist Party School specializing in philosophy, political economy, science socialism. He is a senior engineer of professor level.

Mr. Shao Shiwei has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Shao Shiwei does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Shao Shiwei was elected as an independent non-executive director in the AGM, the Company and Mr. Shao Shiwei will enter into a service agreement in relation to the appointment of Mr. Shao Shiwei as an independent non-executive director of the Company. Mr. Shao Shiwei will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Shao Shiwei which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Zheng Jianchao

Mr. Zheng Jianchao, aged 68, is the Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He had been the Independent Director of HIPDC, the Vice President, andd Vice Chancellor and President of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he had been elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Qinghua University, specializing in high voltage technology and holding a Postgraduate Degree. He is a senior engineer of professor level.

Mr. Zheng Jianchao has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Zheng Jianchao does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Zheng Jianchao was elected as an independent non-executive director in the AGM, the Company and Mr. Zheng Jianchao will enter into a service agreement in relation to the appointment of Mr. Zheng Jianchao as an independent non-executive director of the Company. Mr. Zheng Jianchao will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Zheng Jianchao which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Wu Liansheng

Wu Liansheng, aged 37, is a Professor, Ph. D. Tutor and Secretary General of the Light Management Institute of Beijing University and the Secretary General of the Accounting Faculty. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Light Management Institute of Beijing University as the Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Secretary General and Secretary General of the Accounting Faculty. He graduated from Zhongnan University with a doctorate degree in Management (Accounting).

Mr. Wu Liansheng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wu Liansheng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Wu Liansheng was elected as an independent non-executive director in the AGM, the Company and Mr. Wu Liansheng will enter into a service agreement in relation to the appointment of Mr. Wu Liansheng as an independent non-executive director of the Company. Mr. Wu Liansheng will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wu Liansheng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Biographies of candidates of Supervisors

Mr. Guo Junming

Guo Junming, aged 42, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, Director of Huaneng Capital Services Limited Company, Shenzhen Special Economic Zone Securities Corporation and Great Wall Securities Company, and Vice Chairman of Shanxi Weihe Power Generation Limited Company. He was Deputy Chief of the Financial Department and Chief of the Financial Accounting Department of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting. He is a senior accountant.

Mr. Guo Junming has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Guo Junming does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Guo Junming was elected as supervisor in the AGM, the Company and Mr. Guo Junming will enter into a service agreement in relation to the appointment of Mr. Guo Junming as supervisor of the Company. Mr. Guo Junming will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Guo Junming which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Yu Ying

Ms. Yu Ying, aged 52, is the Vice Chairman of the Company’s Supervisory Committee and President of Dalian Municipal Investment Corporation. Ms. Yu Ying served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission, Director of Fixed Assets Investment Department of Dalian Municipal Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairman and President of Dalian State-owned Asset Management Limited Company. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics. She is a senior economist.

Ms. Yu Ying has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Yu Ying does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Ms. Yu Ying was elected as supervisor in the AGM, the Company and Ms. Yu Ying will enter into a service agreement in relation to the appointment of Ms. Yu Ying as supervisor of the Company. Ms. Yu Ying will be entitled to emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Yu Ying which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Wu Lihua

Ms. Wu Lihua, aged 52, is the Manager of Finance Department of HIPDC, the Supervisor of Huaneng Chaohu Power Company Limited. She had been the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Multi-Finance Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Deputy General Manager of Yongcheng Property Insurance Holding Company Limited. She graduated from the People University (Second), specializing in Financial Accounting with a bachelor’s degree. She is a senior accountant.

Ms. Wu Lihua has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Wu Lihua does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Ms. Wu Lihua was elected as supervisor in the AGM, the Company and Ms. Wu Lihua will enter into a service agreement in relation to the appointment of Ms. Wu Lihua as supervisor of the Company. Ms. Wu Lihua will be entitled to emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Wu Lihua which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Gu Jianguo

Gu Jianguo, aged 41, is the Supervisor of the Company and Director and President of Nantong Investment & Management Limited Company. Mr. Gu Jianguo served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee, Vice President of Nantong Ruici Investment Limited Company, Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Xinhongji Investment Management Limited Company. He graduated from Nanjing Aviation University holding a bachelor’s degree. He is a senior economist.

Mr. Gu Jianguo has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Gu Jianguo does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Gu Jianguo was elected as supervisor in the AGM, the Company and Mr. Gu Jianguo will enter into a service agreement in relation to the appointment of Mr. Gu Jianguo as supervisor of the Company. Mr. Gu Jianguo will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Gu Jianguo which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Also set out below the biographies of the two Staff representative supervisors of the Company whose appointment is not subject to approval in general meeting according to the Articles of Association of the Company:-

Mr. Wang Zhaobin

Mr. Wang Zhaobin, aged 52, is the Supervisor and Manager of the Department for Managers’ Operation of HIPDC. He had been a Guidance Officer to the Middle League of the 52886 Team of the PRC Liberation Army, Deputy Secretary General of the Party Organisation Bureau of the PRC Energy Department, Chief of the Organisation Affairs Bureau of the PRC Electricity Department, Secretary of Human Affairs Department and Retirement Department of HIPDC, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager and Manager of Corporate Policy Division of HIPDC. He grated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

Mr. Wang Zhaobin has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wang Zhaobin does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Wang Zhaobin was elected as supervisor in the AGM, the Company and Mr. Wang Zhaobin will enter into a service agreement in relation to the appointment of Mr. Wang Zhaobin as supervisor of the Company. Mr. Wang Zhaobin will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wang Zhaobin which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Dai Xinmin

Mr. Dai Xinmin, aged 46, is the Manager of the Audit and Supervisory Department of the Company. He had been the Deputy Chief of the Property Right Bureau to the State Owned Assets Management Committee, the Chief Accountant, Deputy Manager of the Finance Department of Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a senior economist.

Mr. Dai Xinmin has not held any directorship in any other listed public companies in the last three years.

Mr. Dai Xinmin does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Dai Xinmin was elected as supervisor in the AGM, the Company and Mr. Dai Xinmin will enter into a service agreement in relation to the appointment of Mr. Dai Xinmin as supervisor of the Company. Mr. Dai Xinmin will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Dai Xinmin which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

Beijing, the PRC
23 April 2008

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING of 2007

 Attention:

 (1)       This supplemental notice is issued for the purposes of informing the shareholders of the Company that pursuant to the Company Law of the People’s Republic of China, Huaneng International Power Development Corporation, a shareholder of the Company, has requested to put forward additional resolutions (specified as ordinary resolutions Nos. 7 and 8 below) for shareholders’ approval at the forthcoming general meeting (the “AGM” or “Annual General Meeting”) to be held on 13 May 2008. Such resolutions will then be considered and examined by shareholders at the AGM.

 (2)       A supplemental proxy form (“Supplemental Proxy Form”) for ordinary resolutions Nos. 7 and 8 is issued to the Company’s shareholders accompanying with this supplemental notice. The proxy form previously issued by the Company accompanying with the Notice of AGM on 26 March 2008 (if duly completed and submitted) will still be valid and applicable to ordinary resolutions Nos. 1 to No. 5 and special resolution No. 6. However, shareholders using the original proxy form will not be able to vote in respect of ordinary resolutions Nos. 7 and 8.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on Tuesday, 13 May 2008 at the office of the Company at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwuqu, Beijing, the People’s Republic of China for the conduct of approving the following resolution:

Ordinary Resolution:

7.	Proposal regarding election of new session of the Board of Directors of the Company (Note 1):

7.1	Consider and approve the re-appointment of Mr. Li Xiaopeng as director of the Company, with immediate effect

7.2	Consider and approve the re-appointment of Mr. Huang Yongda as director of the Company, with immediate effect

7.3	Consider and approve the re-appointment of Mr. Huang Long as director of the Company, with immediate effect

7.4	Consider and approve the re-appointment of Mr. Wu Dawei as director of the Company, with immediate effect

7.5	Consider and approve the appointment of Mr. Liu Guoyue as director of the Company, with immediate effect

7.6	Consider and approve the appointment of Mr. Fan Xiaxia as director of the Company, with immediate effect

7.7	Consider and approve the re-appointment of Mr. Shan Qunying as director of the Company, with immediate effect

7.8	Consider and approve the appointment of Mr. Xu Zujian as director of the Company, with immediate effect

7.9	Consider and approve the re-appointment of Ms. Huang Mingyuan as director of the Company, with immediate effect

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7.10	Consider and approve the re-appointment of Mr. Liu Shuyuan as director of the Company, with immediate effect

7.11	Consider and approve the re-appointment of Mr. Liu Jipeng as independent non-executive director of the Company, with immediate effect

712	Consider and approve the re-appointment of Mr. Yu Ning as independent non-executive director of the Company, with immediate effect

7.13	Consider and approve the appointment of Mr. Shao Shiwei as independent non-executive director of the Company, with immediate effect

7.14	Consider and approve the appointment of Mr. Zheng Jianchao as independent non-executive director of the Company, with immediate effect

7.15	Consider and approve the appointment of Mr. Wu Liansheng as independent non-executive director of the Company, with immediate effect

8.	Consider and approve the appointment of new session of the Supervisory Committee of the Company (Note 2):

8.1	Consider and approve the re-appointment of Mr. Guo Junming as supervisor of the Company, with immediate effect

8.2	Consider and approve the re-appointment of Ms. Yu Ying as supervisor of the Company, with immediate effect

8.3	Consider and approve the re-appointment of Mr. Wu Lihua as supervisor of the Company, with immediate effect

8.4	Consider and approve the appointment of Mr. Gu Jianguo as supervisor of the Company, with immediate effect

By Order of the Board Gu Biquan Company Secretary

Beijing, the PRC
23 April 2008

Notes:

1.        Biographies of candidates of Directors

Mr. Li Xiaopeng

Li Xiaopeng, aged 48, is the Chairman of the Company and President of China Huaneng Group (“Huaneng Group”) as well as Chairman and President of Huaneng International Power Development Corporation (“HIPDC”). Mr. Li previously served as the Vice President, President and Vice Chairman of the Company as well as Vice President, President and Vice Chairman of HIPDC, Chairman of Huaneng Group and Vice President of State Power Corporation. Before joining HIPDC, he had successively served as Engineer of the Power System Research Division, as Deputy Division Chief of the Planning and Operations Division, and as General Manager of the Power Technology and Economic Research Division, Electric Power Research Institute. He graduated from the North China Institute of Electric Power specializing in power plants and power systems holding a bachelor’s degree. He is a senior engineer.

Mr. Li Xiaopeng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Li Xiaopeng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Li Xiaopeng was elected as director in the AGM, the Company and Mr. Li Xiaopeng will enter into a service agreement in relation to the appointment of Mr. Li Xiaopeng as director of the Company. Mr. Li Xiaopeng will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Li Xiaopeng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to

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the attention of the shareholders of the Company.

Mr. Huang Yongda

Huang Yongda, aged 50, is the Vice Chairman of the Company, the Vice President of Huaneng Group and a Director of HIPDC. He previously served as the Deputy Director of the Economic Moderation and State Asset Supervision Office of Ministry of Power Industry, Deputy Director of the General Office of the Ministry of Power Industry, Deputy Officer of the Finance and Asset Management Department of State Power Corporation, Deputy Director of the Power Department of the State Economic and Trade Commission, President of Jiangxi Province Power Corporation. He also concurrently served as the Vice President of HIPDC. Chairman of Xi’an Thermal Industrial Research Institute Limited Company and Huaneng Capital Services Limited Company and President of the Company. He graduated from China Renmin University, specializing in industrial financial accounting holding a Postgraduate Degree. He is a senior accountant.

Mr. Huang Yongda has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Huang Yongda does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Huang Yongda was elected as director in the AGM, the Company and Mr. Huang Yongda will enter into a service agreement in relation to the appointment of Mr. Huang Yongda as director of the Company. Mr. Huang Yongda will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Huang Yongda which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Huang Long

Huang Long, aged 54, is the Vice Chairman of the Company, the Vice President of Huaneng Group, Director of HIPDC and Chairman of China Hua Neng Group Hong Kong Limited. He previously served as Deputy General Manager and General Manager of the International Co-operation Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

Mr. Huang Long has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Huang Long does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Huang Long was elected as director in the AGM, the Company and Mr. Huang Long will enter into a service agreement in relation to the appointment of Mr. Huang Long as director of the Company. Mr. Huang Long will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Huang Long which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Wu Dawei

Wu Dawei, aged 54, is the Director of the Company, Deputy Chief Engineer of Huaneng Group, President of Huaneng Group East China Branch, President of Huaneng International East China Branch Company, Chairman of Huaneng Shanghai Combine-cycled Limited Company and Chairman of Huaneng Nanjing Jinling Power Generation Limited Company. He previously served as Deputy General Manager of Huaneng Shanghai Shidongkou Second Power Plant, Deputy General Manager of Shanghai branch of the Company, the General Manager of Huaneng Shanghai Shidongkou Second Power Plant. He has obtained a Master of Business Administration degree from the Central Europe International Business School. He is a senior engineer.

Mr. Wu Dawei has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wu Dawei does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Wu Dawei was elected as director in the AGM, the Company and Mr. Wu Dawei will enter into a service agreement in relation to the appointment of Mr. Wu Dawei as director of the Company. Mr. Wu Dawei will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wu Dawei which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Guoyue

3

Liu Guoyue, aged 44, is the President of the Company, Director of Shanghai Times Navigation Transportation Limited Company, Director of Xian Thermal Research Institute Limited Company, Chairman of Hebei Hanfeng Power Generation Limited Liability Company, Huaneng Yushe Power Generation Limited Company, Chairman of Tianjin Huaneng Yangliuqing Thermal Limited Company, Chairman of Huaneng Pingliang Power Generation Limited Company and Vice Chairman of Shanxi International Power Guanghua Power Generation Limited Company. Mr. Liu Guoyue served as Deputy General Manager, Director of the Company, Deputy Manager (Deputy Director) and Manager (Director) of Huaneng Shijiazhuang Branch (Shang’an Power Plant) and Director of Huaneng Dezhou Power Plant. He graduated from Guanghua Management Institute Beijing University, with a master degree (EMBA) in business administration. He is a senior engineer.

Mr. Liu Guoyue has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Guoyue does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Liu Guoyue was elected as director in the AGM, the Company and Mr. Liu Guoyue will enter into a service agreement in relation to the appointment of Mr. Liu Guoyue as director of the Company. Mr. Liu Guoyue will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Guoyue which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Fan Xiaxia

Fan Xiaxia, aged 45, is the Vice President of the Company, Chairman of Hebei Huaneng Qinbei Power Generation Limited Company, Chairman of Huaneng Wuhan Power Generation Limited Company, Chairman of Huaneng Chongqing Luohuang Power Generation Limited Company and Chairman of Huaneng Hunan Yueyang Power Generation Limited Company. Mr. Fan Xiaxia previously served as Deputy Chief of General Administration Division of Engineering Department and Deputy Chief of Construction Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Construction Management Department of HIPDC, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Construction Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Beijing Construction Institute with a bachelor degree, specializing in civil engineering. He is a senior engineer.

Mr. Fan Xiaxia has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Fan Xiaxia does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Fan Xiaxia was elected as director in the AGM, the Company and Mr. Fan Xiaxia will enter into a service agreement in relation to the appointment of Mr. Fan Xiaxia as director of the Company. Mr. Fan Xiaxia will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Fan Xiaxia which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Shan Qunying

Shan Qunying, aged 54, is the Director of the Company and the Vice President of Hebei Provincial Construction Investment Company, Chairman of Hebei Provincial Natural Gas Limited Company, Chairman of Hebei Construction Investment Power Fuel Management Limited Company, Vice Chairman of Guodian Construction Investment Inner Mongolia Energy Limited Company, Chairman of Hong Kong Yanshan Development Limited Company, Vice Chairman of Yanshan International Investment Limited Company and Director of Hebei Construction Investment New Energy Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

Mr. Shan Qunying has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Shan Qunying does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Shan Qunying was elected as director in the AGM, the Company and Mr. Shan Qunying will enter into a service agreement in relation to the appointment of Mr. Shan Qunying as director of the Company. Mr. Shan Qunying will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Shan Qunying which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Xu Zujian

4

Xu Zujian, aged 53, is the Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, and Chairman of Jiangsu Investment Management Co. Ltd. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company, Director. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economist.

Mr. Xu Zujian has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Xu Zujian does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Xu Zujian was elected as director in the AGM, the Company and Mr. Xu Zujian will enter into a service agreement in relation to the appointment of Mr. Xu Zujian as director of the Company. Mr. Xu Zujian will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Xu Zujian which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Huang Mingyuan

Ms. Huang Mingyuan, aged 50, is the Vice President of Fujian Investment Enterprise Group Company, the President of Xiamen Fuda Photosensitive Materials Company Limited, a Director of Xiamen International Bank, Macau Luso International Bank and Guangfa Huafu Securities Company Limited. She had been the department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the secretary general of the Leading Committee for Market Reorganization and Restructuring and Order of Economy. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

Ms. Huang Mingyuan has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Huang Mingyuan does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Ms. Huang Mingyuan was elected as director in the AGM, the Company and Ms. Huang Mingyuan will enter into a service agreement in relation to the appointment of Ms. Huang Mingyuan as director of the Company. Ms. Huang Mingyuan will be entitled to director´s emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Huang Mingyuan which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Shuyuan

Liu Shuyuan, aged 57, is the Director of the Company, and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He previously served as the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman, and General Manager of Liaoning Energy Investment (Group) Limited Liability Company and Supervisor of the Company. He is a postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economist and senior operating manager.

Mr. Liu Shuyuan has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Shuyuan does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Liu Shuyuan was elected as director in the AGM, the Company and Mr. Liu Shuyuan will enter into a service agreement in relation to the appointment of Mr. Liu Shuyuan as director of the Company. Mr. Liu Shuyuan will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Shuyuan which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Liu Jipeng

Liu Jipeng, aged 51, is the Independent Director of the Company, Professor and mentor of master candidates of Capital Economic and Trade University, a professor and mentor of PhD candidates at the Law and Economics Research Centre at China University of Political Science and Law, Chairman of Beijing Standard Consulting Company Limited, independent director of Wanxiang Qianchao, Jiangzhong Pharmaceuticals. He was as the Chief of the Corporate Research Center of Capital Economic and Trade University, independent director of Haerbin Power, Hubei Cheqiao and Guodian Power. He graduated from the Economic Department of the graduate School of China Academy of Social

5

Science with a master‘s degree in economics. He is a certified public accountant.

Mr. Liu Jipeng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Liu Jipeng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Liu Jipeng was elected as an independent non-executive director in the AGM, the Company and Mr. Liu Jipeng will enter into a service agreement in relation to the appointment of Mr. Liu Jipeng as an independent non-executive director of the Company. Mr. Liu Jipeng will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Liu Jipeng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Yu Ning

Yu Ning, aged 53, is the Independent Director of the Company, independent director of Industrial Fund Management Limited Company, Southern Science Park Development Limited Company, Guojin Securities Limited Company and the President of All China Lawyers Association. Mr. Yu Ning served as Deputy Director and Director of CCP Central Disciplinary Inspection Commission, practising lawyer at Beijing Times Highland Law Firm, part-time professor at Peking University, mentor of master postgraduates at the Law School of Tsinghua University and independent director of Jiangsu Lianyungang Port Co. Ltd. (a company listed on the Shanghai Stock Exchange). He graduated from the law department of Peking University with a LLB degree in 1983 and obtained a LLM degree specializing in economic law from the law department of Beijing University in 1996. He is a qualified lawyer.

Mr. Yu Ning has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Yu Ning does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Yu Ning was elected as an independent non-executive director in the AGM, the Company and Mr. Yu Ning will enter into a service agreement in relation to the appointment of Mr. Yu Ning as an independent non-executive director of the Company. Mr. Yu Ning will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Yu Ning which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Shao Shiwei

Mr. Shao Shiwei, aged 62, is the Consultant of Huadong Grid Network Company, the Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. (a company listed on the Shanghai Stock Exchange). He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company, Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company. He graduated from the Central Communist Party School specializing in philosophy, political economy, science socialism. He is a senior engineer of professor level.

Mr. Shao Shiwei has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Shao Shiwei does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Shao Shiwei was elected as an independent non-executive director in the AGM, the Company and Mr. Shao Shiwei will enter into a service agreement in relation to the appointment of Mr. Shao Shiwei as an independent non-executive director of the Company. Mr. Shao Shiwei will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Shao Shiwei which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Zheng Jianchao

Mr. Zheng Jianchao, aged 68, is the Deputy Chief of China Electrical Engineering Association, Honorary Vice Chancellor and President of China Electricity Science Research Institute and the Chief of the Science Technology Committee of China Guangdong Nuclear Power Group Corporation. He had been the Independent Director of HIPDC, the Vice President, andd Vice Chancellor and President of China Electrical Science Research Institute, Deputy Chief of the Academy of Science and Technology Committee of China Electricity Science Research Institute. In 1995, he had been elected as an associate member of China Technology Institute. He graduated from electrical machinery engineering faculty of Qinghua University, specializing in high voltage technology and holding a Postgraduate Degree. He is a senior engineer of professor level.

6

Mr. Zheng Jianchao has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Zheng Jianchao does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Zheng Jianchao was elected as an independent non-executive director in the AGM, the Company and Mr. Zheng Jianchao will enter into a service agreement in relation to the appointment of Mr. Zheng Jianchao as an independent non-executive director of the Company. Mr. Zheng Jianchao will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Zheng Jianchao which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Wu Liansheng

Wu Liansheng, aged 37, is a Professor, Ph. D. Tutor and Secretary General of the Light Management Institute of Beijing University and the Secretary General of the Accounting Faculty. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Light Management Institute of Beijing University as the Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Secretary General and Secretary General of the Accounting Faculty. He graduated from Zhongnan University with a doctorate degree in Management (Accounting).

Mr. Wu Liansheng has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wu Liansheng does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Wu Liansheng was elected as an independent non-executive director in the AGM, the Company and Mr. Wu Liansheng will enter into a service agreement in relation to the appointment of Mr. Wu Liansheng as an independent non-executive director of the Company. Mr. Wu Liansheng will be entitled to director´s emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wu Liansheng which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

2.        Biographies of candidates of Supervisors

Mr. Guo Junming

Guo Junming, aged 42, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, Director of Huaneng Capital Services Limited Company, Shenzhen Special Economic Zone Securities Corporation and Great Wall Securities Company, and Vice Chairman of Shanxi Weihe Power Generation Limited Company. He was Deputy Chief of the Financial Department and Chief of the Financial Accounting Department of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting. He is a senior accountant.

Mr. Guo Junming has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Guo Junming does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Guo Junming was elected as supervisor in the AGM, the Company and Mr. Guo Junming will enter into a service agreement in relation to the appointment of Mr. Guo Junming as supervisor of the Company. Mr. Guo Junming will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Guo Junming which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Yu Ying

Ms. Yu Ying, aged 52, is the Vice Chairman of the Company’s Supervisory Committee and President of Dalian Municipal Investment Corporation. Ms. Yu Ying served as Vice Director of Social Affair Department of Dalian Municipal Planning Commission, Director of Fixed Assets Investment Department of Dalian Municipal Planning Commission, Assistant to President of Dalian International Trusts Investment Corporation and Chairman and President of Dalian State-owned Asset Management Limited Company. She graduated from Liaoning University of Finance and Economics, specializing in finance and credit, with a master degree in Economics. She is a senior economist.

7

Ms. Yu Ying has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Yu Ying does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Ms. Yu Ying was elected as supervisor in the AGM, the Company and Ms. Yu Ying will enter into a service agreement in relation to the appointment of Ms. Yu Ying as supervisor of the Company. Ms. Yu Ying will be entitled to emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Yu Ying which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Ms. Wu Lihua

Ms. Wu Lihua, aged 52, is the Manager of Finance Department of HIPDC, the Supervisor of Huaneng Chaohu Power Company Limited. She had been the Deputy Manager of the Finance Department of HIPDC, Deputy Manager of the Finance Department and the Manager of Multi-Finance Department of the Company, Vice Chairman of the Preparatory Committee of Huaneng Insurance Company, Deputy General Manager of Yongcheng Property Insurance Holding Company Limited. She graduated from the People University (Second), specializing in Financial Accounting with a bachelor’s degree. She is a senior accountant.

Ms. Wu Lihua has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Ms. Wu Lihua does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Ms. Wu Lihua was elected as supervisor in the AGM, the Company and Ms. Wu Lihua will enter into a service agreement in relation to the appointment of Ms. Wu Lihua as supervisor of the Company. Ms. Wu Lihua will be entitled to emoluments which are determined by the Board from time to time with reference to her duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Ms. Wu Lihua which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Gu Jianguo

Gu Jianguo, aged 41, is the Supervisor of the Company and Director and President of Nantong Investment & Management Limited Company. Mr. Gu Jianguo served as Deputy Chief and Chief of General Department, Investment Department, Finance Department and Foreign Economic Affairs Department of the Nantong Municipal Planning Committee, Vice President of Nantong Ruici Investment Limited Company, Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Xinhongji Investment Management Limited Company. He graduated from Nanjing Aviation University holding a bachelor’s degree. He is a senior economist.

Mr. Gu Jianguo has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Gu Jianguo does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Gu Jianguo was elected as supervisor in the AGM, the Company and Mr. Gu Jianguo will enter into a service agreement in relation to the appointment of Mr. Gu Jianguo as supervisor of the Company. Mr. Gu Jianguo will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Gu Jianguo which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Also set out below the biographies of the two Staff representative supervisors of the Company whose appointment is not subject to approval in general meeting according to the Articles of Association of the Company:-

Mr. Wang Zhaobin

Mr. Wang Zhaobin, aged 52, is the Supervisor and Manager of the Department for Managers’ Operation of HIPDC. He had been a Guidance Officer to the Middle League of the 52886 Team of the PRC Liberation Army, Deputy Secretary General of the Party Organisation Bureau of the PRC Energy Department, Chief of the Organisation Affairs Bureau of the PRC Electricity Department, Secretary of Human Affairs Department and Retirement Department of HIPDC, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager and Manager of Corporate Policy Division of HIPDC. He grated from China Beijing Municipal Communist Party School, specializing in

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economic management, holding a bachelor’s degree. He is a corporate culture specialist.

Mr. Wang Zhaobin has not held any directorship in any other listed public companies in the last three years.

Save as disclosed above, Mr. Wang Zhaobin does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Wang Zhaobin was elected as supervisor in the AGM, the Company and Mr. Wang Zhaobin will enter into a service agreement in relation to the appointment of Mr. Wang Zhaobin as supervisor of the Company. Mr. Wang Zhaobin will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Wang Zhaobin which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

Mr. Dai Xinmin

Mr. Dai Xinmin, aged 46, is the Manager of the Audit and Supervisory Department of the Company. He had been the Deputy Chief of the Property Right Bureau to the State Owned Assets Management Committee, the Chief Accountant, Deputy Manager of the Finance Department of Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a senior economist.

Mr. Dai Xinmin has not held any directorship in any other listed public companies in the last three years.

Mr. Dai Xinmin does not hold any other positions with the Company or any of its subsidiary and does not have any relationships with any directors, supervisors, senior management, substantial or controlling shareholder of the Company, nor had he any interests in the Shares within the meaning of Part XV the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). If Mr. Dai Xinmin was elected as supervisor in the AGM, the Company and Mr. Dai Xinmin will enter into a service agreement in relation to the appointment of Mr. Dai Xinmin as supervisor of the Company. Mr. Dai Xinmin will be entitled to emoluments which are determined by the Board from time to time with reference to his duties and responsibilities with the Company, the market benchmark and performance of the Company, subject to approval by the shareholders at the general meeting.

In addition, there is no other information in relation to Mr. Dai Xinmin which is discloseable pursuant to the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is he involved in any of the matters required to be disclosed pursuant to such rules. Save as disclosed above, there is no other matter that needs to brought to the attention of the shareholders of the Company.

3.	Apart from the inclusion of the above resolutions, all other matters relating to the AGM shall remain unchanged. Please refer to the notice of AGM issued by the Company on 26 March 2008 for details.

4.        Eligibility for attending the Annual General Meeting

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and/or the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited and holders of the Company’s Domestic Shares whose names appear on the Domestic Shares Register maintained by the Company at the close of business on 11 April 2008 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

5.        Proxy

(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

6.       Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 21 April 2008.

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(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

7.       Closure of H Share Register of Members

The H share register of members of the Company will be closed from 12 April 2008 to 12 May 2008 (both days inclusive).

8.       Other Businesses

(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrar Limited, is at:

46/F., Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The registered address of the Company is at:

West Wing,
Building C,
Tianyin Mansion,
2C Fuxingmennan Street,
Xicheng District,
Beijing 100031,
The People’s Republic of China

Telephone No.:
(+86)-10-66491999

Facsimile No.:
(+86)-10-66491888

As at the date of this supplemental notice, the directors of the Company are:

Li Xiaopeng
(Executive Director)
Huang Yongda
(Non-executive Director)
Na Xizhi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent non-executive director)
Xia Donglin
(Independent non-executive director)
Liu Jipeng
(Independent non-executive director)
Wu Yusheng
(Independent non-executive director)
Yu Ning
(Independent non-executive director)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name: Gu Biquan

Title: Company Secretary

Date:    April 22, 2008